



Mo Hamzian · 2nd

CEO at VEL | Sloan Fellow

Talks about #futureworkplace, #workplaceculture, #entrepreneuership, #diversityinclusion, and #strategicleadership

Fernandina Beach, Florida, United States · **Contact info**

5,519 followers · **500+** connections

 **VEL**

 **London Business School**

Experience



CEO
VEL
Aug 2020 – Present · 1 yr 6 mos
Fernandina Beach, Florida, United States

We are a premium utopian /technologically forward/ work cafe for the 21st Century to usher the world's transition to a new flexible era of work.



Founder & Investor
Kid Gold Capital
2000 – Present · 22 yrs
Florida | London | Dubai



Mentor
London Business School
2019 – Present · 3 yrs
London, UK



The Company of Entrepreneurs in the City of London
8 yrs



DEI Policy Think Tank
Feb 2021 – Present · 1 yr
London, England, United Kingdom

Founder, Member
2014 – Present · 8 yrs
London, England, United Kingdom



Founder & Investor, CEO
Sportskred
2015 – 2016 · 1 yr
London, UK

Show 4 more experiences ⌄

Education



London Business School
MSc – Master of Science, Leadership and Strategy, Sloan Fellow
2015 – 2016



Regent's University London
BA – Bachelor of Arts, International Business
1997

Licenses & certifications



Full Member
Association of Business Mentors (ABM)
Issued Aug 2020 · No Expiration Date



Global Panelist
MIT Technology Review
Issued Jul 2019 · No Expiration Date



Sloan Fellow
London Business School
Issued Mar 2016 · No Expiration Date

Show more ⌄

Volunteer experience



Mentor
GrowthMentor
Aug 2019 – Present · 2 yrs 6 mos
Science and Technology

Business Mentor on GrowthMentor helping entrepreneurs grow their business with advice from my experiences. We bounce ideas around and share personalized, actionable advice to problem solve interesting issues.



Business Mentor
Warrior Rising
Jul 2020 – Present · 1 yr 7 mos

Warrior Rising empowers U.S. military veterans and their immediate family members by providing them opportunities to create sustainable businesses, perpetuate the hiring of fellow American veterans, and earn their future.